January 20, 2016

Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for the Fiscal Year Ended January 31, 2015
Filed March 30, 2015
File No. 001-12107

Dear Ms. Jenkins:

This letter sets forth the responses of Abercrombie & Fitch Co. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated January 6, 2016 regarding the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2015 (the “Form 10-K”), which was filed on March 30, 2015. The Company’s responses set forth below correspond to the comments as numbered in the Staff’s January 6, 2016 letter.

Form 10-K for the Fiscal Year Ended January 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Future Cash Requirements and Sources of Cash, page 33

1.
Based upon your significant foreign operations, in future filings please disclose the amount of the amount of cash and short term investments held by foreign subsidiaries. Please provide us with your proposed disclosure to be included in future filings.

In response to the Staff’s comment, in future filings, we will disclose the amount of cash and cash equivalents held by foreign subsidiaries. We propose to provide the following disclosure, commencing with our next filing on Form 10-K, which will be modified as appropriate (marked to show changes from previous disclosure):
As of January 30, 2016, $[XXX.X] million of the Company's $[XXX.X] million of cash and equivalents was held by foreign subsidiaries. The Company is not dependent on dividends from its foreign subsidiaries to fund its U.S. operations or make distributions to A&F’s stockholders. Unremitted earnings from foreign subsidiaries~~, which are considered to be invested indefinitely,~~ would become subject to U.S. income tax if they were remitted as dividends or were lent to A&F or a U.S. affiliate. As of January 30, 2016, $[XXX.X] million of the cash and equivalents held by foreign subsidiaries related to earnings that the Company considers to be indefinitely reinvested and for which a provision for U.S. income tax has not been recorded. ~~Although the Company has no intent to repatriate cash held in Europe and Asia, the Company has the ability to repatriate current Europe and Asia cash balances without the occurrence of a taxable dividend in the U.S.~~

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Operations and Comprehensive (Loss) Income, page 41

2.
It appears from your disclosure that depreciation and amortization expense is recorded within store and distribution expense and not within cost of goods sold. In future filings, please revise the cost of goods sold line item to indicate that it excludes depreciation and amortization. Please refer to the guidance in SAB Topic 11. B. Please provide us with your proposed disclosure to be included in future filings.

In response to the Staff’s comment, we will revise the cost of goods sold line item, commencing with our next filing on Form 10-K, to read “Cost of sales, exclusive of depreciation and amortization.”

Notes to Consolidated Financial Statements
11. Income Taxes, page 60

3.
We note your disclosure that the jurisdictional location of earnings/losses is a significant component of your effective tax rate. In future filings please provide additional details regarding the composition of the taxation of non-U.S. operations to disclose which of your foreign jurisdictions had a significant impact on your taxation of non-U.S. operations for each period presented and the pre-tax income and effective tax rates of those jurisdictions. Please provide us with your proposed disclosure to be included in future filings.

In response to the Staff’s comment, we will provide the additional details requested in future filings. We propose to provide the following disclosure, commencing with our next filing on Form 10-K, which will be modified as appropriate (marked to show changes from previous disclosure):

Reconciliation between the statutory federal income tax rate and the effective tax rate is as follows:

	Fiscal 2015	Fiscal 2014	Fiscal 2013
U.S. Federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of U.S. federal income tax effect	X.X%	4.3%	(4.1)%
Taxation of non-U.S. operations ~~(1)~~	X.X%	5.4%	2.0%
Net change in valuation allowances	X.X%	6.6%	0.1%
Audit and other adjustments to prior years' accruals	X.X%	(1.3)%	(5.6)%
Other items, including permanent items and credits, net	X.X%	(2.3)%	(1.9)%
Total	X.X%	47.7%	25.5%

~~(1)     The jurisdictional location of earnings/losses is a significant component of our effective tax rate each year as tax rates outside the U.S. are generally lower than the U.S. statutory income tax rate, and the rate impact of this component is influenced by the specific location of non-U.S. earnings/losses and the level of such earnings as compared to our total earnings.~~

The jurisdictional location of pre-tax income (loss) may represent a significant component of the Company's effective tax rate as income tax rates outside the U.S. are generally lower than the U.S. statutory income tax rate. Furthermore, the impact of changes in the jurisdictional location of pre-tax income (loss) on the Company's effective tax rate will be greater at lower levels of consolidated pre-tax income (loss). The taxation of non-U.S. operations line item in the table above excludes net changes in valuation allowances, audit and other adjustments to prior years' accruals and other items related to the Company's non-U.S. operations, as they are reported separately in the appropriate corresponding line items.

For Fiscal 2014, the impact of taxation of non-U.S. operations on the Company's effective income tax rate was primarily related to the Company's Australian and Swiss subsidiaries. For Fiscal 2014, the Company's Australian subsidiary incurred pre-tax losses of $8.4 million with a jurisdictional effective tax rate of negative 5.6%. The Australian jurisdictional effective tax rate included the impact of the closure of the Company's Australian operations. For Fiscal 2014, the Company's Swiss subsidiary incurred pretax losses of $2.6 million with a jurisdictional effective tax rate of negative 218.4%. The Swiss jurisdictional effective tax rate included the impact of the establishment of a valuation allowance.

For Fiscal 2013, the impact of taxation of non-U.S. operations on the Company's effective income tax rate was primarily related to the Company's Japanese subsidiary. For Fiscal 2013, the Company's Japanese subsidiary earned $3.4 million of pretax income with a jurisdictional effective tax rate of 127.8%, which included the impact of discrete tax items.

In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information regarding this matter, please contact me at (614) 283-6400.

Very truly yours,

/s/ Joanne C. Crevoiserat

Joanne C. Crevoiserat
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.

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